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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (AMENDMENT NO. )

       Travelshorts.com, Inc. d.b.a. Sharps Elimination Technologies, Inc.
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                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                   89420V 10 6
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                                 (CUSIP NUMBER)

                                  Erika Gardner
                               1650 Cedar Crescent
                              Vancouver, BC V6J 2P9
                                 (604) 738 1652

                                 with a copy to:

                                 Thomas A. Braun
                                 Braun & Company
                             702 - 777 Hornby Street
                              Vancouver, BC V6Z 1S2
                                 (604) 605 0507

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   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                               September 15, 2003
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

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CUSIP No. 89420V 10 6                   13D                                 Page

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  1.  Name of Reporting Person: S.S. or I.R.S. Identification No. of above person:

      Erika Gardner

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  2.  Check the Appropriate Box if a Member of a Group:
      (a)  |_|
      (b)  |_|
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  3.  SEC Use Only

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  4.  Source of Funds:

      OO
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  5.  Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
      Item 2(d) or 2(e):                                                     [ ]

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  6.  Citizenship or Place of Organization:

      Canada
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                     7.    Sole Voting Power:

                                   491,400 shares of Common Stock
                     -----------------------------------------------------------
    NUMBER OF        8.    Shared Voting Power:
      SHARES
   BENEFICIALLY                    7,962,776 shares of Common Stock
     OWNED BY        -----------------------------------------------------------
       EACH          9.    Sole Dispositive Power:
    REPORTING
      PERSON                       491,400 shares of Common Stock
       WITH          -----------------------------------------------------------
                     10.   Shared Dispositive Power:

                                   7,962,776 shares of Common Stock
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 11.  Aggregate Amount Beneficially Owned by Reporting Person:

                 491,400 shares of Common Stock
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 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

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 13.  Percent of Class Represented by Amount in Row (11):

                 0.0189%
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 14.  Type of Reporting Person:

                 IN
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                                       2


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Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Erika Gardner that she is the beneficial owner of all of the common stock of Travelshorts.com, Inc. d.b.a. Shaps Elimination Technologies, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "ACT").

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "ISSUER COMMON STOCK"), of Travelshorts.com, Inc. d.b.a. Shaps Elimination Technologies, Inc., a Washington corporation (the "ISSUER"). The principal executive offices of the Issuer are located at 4570 Paton Street, Vancouver, British Columbia, Canada, V6L 2J1.

Item 2. Identity and Background.

      (a) The name of the person filing this statement is Erika Gardner, a resident of British Columbia, Canada ("GARDNER").

      (b) The address of Gardner is 1650 Cedar Crescent, Vancouver, British Columbia, Canada, V6J 2P9.

      (c) Gardner is a semi-retired realtor.

      (d) During the past five years Gardner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years Gardner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

On or about February 27, 2003, Kelly Fielder ("FIELDER"), the sole officer and director of the Issuer, signed a Promissory Note (the "Note") acknowledging the indebtedness of the Issuer and Fielder to Gardner in the amount of $250,000 USD plus costs and interest at prime (the "Loan") and pledging all of Fielder's 144 restricted Issuer Common Stock as security for the Loan. Gardner obtained the funds for the Loan, which, including costs, amounted to $397,653.63 Canadian dollars, through a bank loan. Fielder owns and pledged 7,962,776 144 restricted shares in the Issuer Common Stock (the "Pledged Shares"), 4,900,170 which are registered in his name, and 3,062,606 which are registered in the name of Spectrum Meditech, Inc. ("Spectrum"), a company under his control. The Note states that if payments on the Loan are in default, the Pledged Shares will be handed over to Gardner and will remain in her ownership after the Loan is repaid. A copy of the Note is attached as Exhibit 1.

                                       3


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As of September 2, 2003 the Loan was in default. On September 12, 2003, Gardner initiated a claim in the Supreme Court of British Columbia for judgment and transfer to her name of the Pledged Shares. On September 12, 2003, Gardner obtained, on an application without notice, an Order that:

         1. Fielder deposit the Pledged Shares into Court for preservation;
         2. Fielder and Spectrum, without the written consent of Gardner, are restrained from voting, selling, pledging, redeeming, converting or otherwise disposing of or dealing with the Pledged Shares; and
         3. the Issuer, without the written consent of Gardner, is restrained from reverse splitting its common stock or making any changes to its share structure

(the "Order"). A copy of the Order is attached as Exhibit 2. The Order became binding on Fielder, Spectrum and the Issuer when the Order was served on Fielder on September 15, 2003.

Item 4. Purpose of Transaction.

The purpose of the Note is to allow Gardner an opportunity to recoup her Loan by selling the Pledged Shares and by gaining control of the Issuer.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) After the Pledged Shares have been transferred into her name, Gardner intends to elect a new director to replace Fielder, who is currently the sole director and officer of the Issuer.

         (e)      Not applicable.

         (f)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (i)      Not applicable.

         (j) Other than as described above, Gardner currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Gardner reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

         (a) Gardner is the beneficial and legal owner of 491,400 shares in the Issuer.

         (b) Gardner has sole voting power and sole power to dispose of 491,400 shares in the Issuer. As a result of the Order, Gardner has shared voting power and shared power to dispose of 7,962,776 shares in the Issuer.

         (c) Since July 25, 2003, Gardner has made the following transactions of the Issuer Common Stock:

                  a. On July 28, 2003, Gardner sold 2,500 shares of the Issuer Common Stock at a price of $0.59 USD per shares by sale through a broker;
                  b. On July 30, 2003, Gardner sold 45,500 shares of the Issuer Common Stock at a price of $0.595 per share by sale through a broker;
                  c. On August 1, 2003, Gardner sold 2,500 shares of the Issuer Common Stock at a price of $0.59 USD by sale through a broker; and
                  d. On August 7, 2003, Gardner sold 5,000 shares of the Issuer Common Stock at a price of $0.44 USD by sale through a broker.

                                       4


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         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Note and verbally agreed terms between Gardner, Fielder and Defero Consulting Inc., Gardner has the right to the transfer of 636,000 shares of the Issuer Common Stock owned by Defero Consulting Inc. into her name, since the Loan is now in default.

Pursuant to the Note and verbally agreed terms between Gardner, Fielder and Drew
N. Brass, Gardner has the right to the transfer of 245,000 shares of the Issuer Common Stock owned by Drew N. Brass into her name, since the Loan is now in default.

Pursuant to the Note and verbally agreed terms between Gardner, Fielder and Level Three Financial Inc., Gardner has the right to the transfer of 1,081,000 shares of the Issuer Common Stock owned by Level Three Financial Inc. into her name, since the Loan is now in default.

In addition to the 7,962,776 restricted shares pledged to Gardner by Fielder, Fielder also pledged, pursuant to the Note and verbally agreed terms, 2,100,000 shares of the Issuer Common Stock registered in the name of Fielder's nominees or associates. Fielder has not disclosed to Gardner the names of the person(s) who are the registered owners of the 2,100,000 shares. As the Loan is now in default, Gardner now has the right to the transfer of these 2,100,000 shares into her name.

Other than the Note, the Order and the verbal agreements described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Gardner and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

         1. Promissory Note signed by Kelly Fielder, sole director and officer of the Issuer.
         2. Order of Mr. Justice Cole, of the Supreme Court of British Columbia, pronounced on September 12, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2003

                                             By:    /s/ ERIKA GARDNER
                                                    ----------------------------
                                             Name:  Erika Gardner

                                             Title: N/A

                                       5


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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

         1. Promissory Note signed by Kelly Fielder, sole director and officer of the Issuer.

         2. Order of Mr. Justice Cole, of the Supreme Court of British Columbia, pronounced on September 12, 2003.

                                       6


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                                    EXHIBIT 1
                                    ---------

                   SETI Sharps Elimination Technologies, Inc.

Promissory Note

SETI acknowledges its indebtedness to Erika Gardner for US$250,000 (plus costs and interest at prime in accordance to the loan for the "Whistler"). SETI will make minimum monthly payments of US$50,000 to Erika Gardner commencing March 30, 2003, provided that the company completes its current financing. Until such time, SETI commits to make monthly payments of $3,000 CDN. As director of SETI, Kelly Fielder, I understand that non-payment of the minimum amount for three consecutive months will put this loan into default. In such a case, ownership of the flowing pledged assets will be handed over to Erika Gardner and will remain in her ownership after the loan principal is repaid.

As director of SETI, I, Kelly Fielder, pledge to Erika Gardner, until the loan principal, costs and interest are paid in full, all 144 restricted stock in Sharps Elimination Technologies, Inc. (SEMT:OTC:BB) in my name, as well as all free-trading stock held in safety deposit boxes by various shareholders.

/s/ Kelly Fielder
------------------
Kelly Fielder, Sharps Elimination Technologies, Inc.

/s/ Jason Leikam
------------------
Witness

February 27/2003
------------------
Date

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                                    EXHIBIT 2
                                    ---------

                                                                      No.SO34936
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

                                  ERIKA GARDNER

                                                                       PLAINTIFF

AND:

                      TRAVELSHORTS.COM, INC. d.b.a. SHARPS
                         ELIMINATION TECHNOLOGIES, INC.,
                    KELLY FIELDER AND SPECTRUM MEDITECH, INC.

                                                                      DEFENDANTS

                                      ORDER
                                      -----

BEFORE THE HONOURABLE                       )              FRIDAY, THE 12TH
                                            )              DAY OF SEPTEMBER,
MR. JUSTICE COLE                            )              2003

THE EX PARTE APPLICATION of the Plaintiff Erika Gardner, coming on for hearing at the Vancouver Law Courts, 800 Smithe Street, Vancouver, B.C. on September 12, 2003, and on hearing Penny O. Green, Counsel for the Plaintiff, and on no notice being given to the Defendants, and on reading the materials filed;

THIS COURT ORDERS, upon the plaintiff's undertaking to abide by any order which the Court may make as to damages, THAT:

         1. The defendants Kelly Fielder and Spectrum Meditech, Inc. shall immediately deliver to the Registry of this Court, for preservation until the trial of this action, or until further Order of this Court, share certificates representing 4,900,170 shares of Travelshorts.com, Inc. d.b.a Sharps Elimination Technologies, Inc. in the name of Kelly Fielder and share certificates representing 3,062,606 shares of Travelshorts.com, Inc. d.b.a Sharps Elimination Technologies, Inc in the name of Spectrum Meditech, Inc. and any other share certificates for shares of Travelshorts.com, Inc. d.b.a. Sharps Elimination Technologies, Inc. within their ownership or control (the "Shares").

         2. Until further Order of this Court, the defendants Kelly Fielder and Spectrum Meditech, Inc., without the express written consent of the plaintiff Erika Gardner, are restrained:

                  a. from selling, pledging, transferring, redeeming, converting or otherwise disposing of or dealing with the Shares; and

                  b.       from voting any of the Shares.

         3. Until further Order of this Court, without the express written consent of the Plaintiff Erika Gardner, the defendant Travelshorts.com, Inc. d.b.a. Sharps Elimination Technologies, Inc. is restrained:

                  a.       from reverse splitting its common stock; and

                  b.       from making any changes to its share structure.

         4. Any of the defendants may make an application to set aside this Order on 3 days notice to the plaintiff.

                                                                 BY THE COURT

                                                          "SIGNED"
                                                       -------------------------
                                                       DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

"Penny O. Green"
------------------------
Counsel for the Plaintiff

                                                                         ENTERED

                                                                     SEP 12 2003

                                                              VANCOUVER REGISTRY

                                                                VOL S1147 FOL 82